[redacted]

11023613

SECURI[illegible] ISSION
Washington, D. C. 2054[illegible]

SEC
Mail Processing
Section

NOV 29 2011

Washington, DC
125

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SEC FILE NUMBER
8 - 19897

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2010 and ENDING SEPTEMBER 30, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

CHESTER HARRIS & CO., INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

222 MAMARONECK AVENUE

WHITE PLAINS,	**NEW YORK**	**10605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HARRIS, President **(914) 683 - 8400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

Ch. 6
11/29

OATH OR AFFIRMATION

I, ***DAVID HARRIS,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***CHESTER HARRIS & CO., INC., as of SEPTEMBER 30, 2011,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x [signature]
Signature

Pres
Title

X [signature]
Notary Public

LAUREN J. DEMASE
Notary Public, State of New York
No. 02DE5023011
Qualified In Westchester County
Term Expires January 24, ~~19~~ 2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHESTER HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

Cash and cash equivalents	$ 111,014
Securities owned, at market value (Notes 2b and 3)	4,160
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $1,027,771)(Note 5)	709,033
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation of $647,432 (Notes 2d and 4)	37,617
Other assets	357,857
Total assets	$ 1,219,681

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 397,906
Due to broker	190,951
Total liabilities	588,857
Commitments and contingencies (Notes 9 and 10)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreements (Note 5)	820,000
Stockholders' Equity (Note 11)	
Preferred stock, non-cumulative; $100 par value; authorized 6,000 shares; outstanding 3,230 shares	323,000
Common stock; par value $ .01 per share, authorized 10,000,000 shares; outstanding 1,072,000 shares	10,720
Paid-in capital	186,855
Retained earnings	(709,751)
Total stockholders' equity	(189,176)
Total liabilities and stockholders' equity	$ 1,219,681

The accompanying notes are an integral part of this statement.

Note 1- Nature of Business

Chester Harris & Co., Inc. (The "Company") is a New York State Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) ***Fair Value Measurements***
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following is a summary of the inputs used as of September 30, 2011, in valuing the Company's investment assets.

Note 2 - Summary of Significant Accounting Policies (continued)

b) ***Fair Value Measurements (continued)***

	Assets at Fair Value as of September 30, 2011			
	Level 1	Level 2	Level 3	Total
Investments – at fair value	$4,160			$4,160

c) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Depreciation***

Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Income Taxes***

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between September 30, 2011 and November 10, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values, are summarized as follows:

Equities	$4,160
	$4,160

Note 4- Furniture, Fixtures and Leasehold Improvements

Major classifications of fixed assets, as of September 30, 2011, are summarized as follows:

Furniture and equipment	$634,984
Leasehold improvements	18,141
Automobile	31,924
	685,849
Less: Accumulated depreciation	(647,432)
	$ 37,617

Note 5- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities consist of both secured demand notes, as evidenced by secured demand note collateral agreements, and, subordinated loan agreements, both of which are approved by FINRA. All notes mature on March 31, 2014, and bear interest of from 5% to 15%. $709,033 of such notes are covered by secured demand note collateral agreements.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6- Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the fiscal year ended September 30, 2011 was $-0-.

Note 7- Related Party Transactions

The Company and CDH Holdings, Inc., the parent company of David Harris & Co., Inc. ("David"), are owned by the same shareholders. The Company and "David" share office space, personnel and other administrative expenses. During the year, the Company was reimbursed $115,000 for such expenses. Such amount is included in other revenues.

Note 8- **Income Tax**

At September 30, 2011, the Company had a net operating loss of approximately $1,179,000 for income tax purposes. This carryforward will expire in 2029-2031. A valuation allowance of $294,750 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 9- **Commitments and Contingencies**

Office Space

The Company leases its premises under a lease expiring June 30, 2013. Future approximate minimum annual rental expense for the fiscal year ended September 30, is:

2012	$121,383
2013	$91,037 (9 months)

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses. Utilities are included in the minimum rental expense.

Litigation

The Company is a defendant in three pending lawsuits in regard to the same matter.

In the first proceeding, the liquidating trustee for an entity is seeking to recover commissions and fees paid to the Company in connection with the sale of the entity's securities. The liquidating trustee has not quantified its damages with the exception of its claim for fraudulent transfer in the amount of $340,000. The liquidating trustee is also seeking attorney's fees and exemplary damages.

The second and third actions are FINRA arbitrations, initiated by two customers of the Company in connection with their purchase of securities of this entity claiming among other things breach of contract and breach of fiduciary duty. The customers have alleged approximately $600,000 in damages.

Both proceedings are in their initial stages and it is therefore too early to express an opinion as to the likelihood of success or to estimate the potential loss. In addition, the Company believes that the claims are without merit and intends to vigorously defend these allegations. The Company, however, has accrued $75,000 (the deductible portion of its insurance policy) as of September 30, 2011, for these claims and associated legal expense.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker/dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. At September 30, 2011, the Company holds no such securities. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring certain customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 11- Net Capital Requirements

The capital ratio of the Company, as independently computed by our auditors, was 82.69%, versus an allowable maximum of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement under SEC Rule 15c3-1 was $250,000. The net capital as computed was $481,225, leaving capital in excess of requirements in the amount of $231,225.

A copy of the Company's Statement of Financial Condition as of September 30, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of FINRA.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Chester Harris & Co., Inc.
222 Mamaroneck Avenue
White Plains, NY 10605

Gentlemen:

We have audited the accompanying statement of financial condition of Chester Harris & Co., Inc. as of September 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chester Harris & Co., Inc. as of September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 10, 2011

CHESTER HARRIS & CO., INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period October 1, 2010 through September 30, 2011

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Board of Directors of
Chester Harris & Co., Inc.
222 Mamaroneck Avenue
White Plains, NY 10605

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2011, which were agreed to by Chester Harris & Co., Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2011, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
November 10, 2011

CHESTER HARIS & CO., INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
Period October 1, 2010 through September 30, 2011

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	816,678
Additions		248
Deductions		(252,102)
SIPC Net Operating Revenues	$	564,824

Determination of General Assessment:

SIPC Net Operating Revenues:	$	564,824
General Assessment @ .0025		1,412

Assessment Remittance:

Less: Payment made with Form SIPC 6 in June, 2011		(557)
Assessment Balance Due	$	855

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period October 1, 2010 through September 30, 2011:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	564,824
SIPC Net Operating Revenues as computed above		564,824
Difference	$	-